COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CBD announces

1st Quarter 2005 results

São Paulo, Brazil, May 4th, 2005 – Companhia Brasileira de Distribuição (CBD) – (BOVESPA: PCAR4; NYSE: CBD), announces its 1st Quarter 2005 (“1Q05”) results. The Company’s operational and financial information, unless otherwise indicated, is presented on a consolidated basis and is denominated in Brazilian Reais in accordance with Brazilian Corporate Law. As a mean of comparison, refer to 2004 results.

Main Highlights

•	Gross sales totaled R$ 3,943.3 million in the 1Q05, representing a 15.5% growth over the same period of 2004;
•	Same store sales grew by 11.1% in the quarter;
•	Gross margin reached 28.9% in the 1Q05, compared to a 28.7% gross margin in 2004;
•	EBITDA grew 26.0% in the 1Q05, with a margin of 8.3% reaching R$ 272.3 million;
•	Net financial expenses fell by R$ 15.3 million;
•	EBT grew 302.1% as a result of the EBITDA increase and improved financial results;
•	Net Income totaled R$ 57.7 million in the quarter, representing a 106.9% growth over the same period of 2004;
•	Subsequent Events: New Shareholders Agreement (refer to Material Fact of May 4th, 2005) and acquisition of COOPERCITRUS chain.

Companhia Brasileira de Distribuição (CBD) is the largest company in the Brazilian retail sector, operating 546 stores in 12 Brazilian states. CBD operates under three formats: supermarkets (Pão de Açúcar, CompreBem e Sendas), hypermarkets (Extra), and consumer electronics/home appliance stores (Extra-Eletro).

Comments on Sales Performance

CBD’s consolidated gross sales in the 1Q05 equaled R$ 3,943.3 million, representing a 15.5% growth over results obtained in the same period of 2004. Net sales totaled R$ 3,266.1 million, corresponding to a 16.3% growth. Sendas Distribuidora registered gross sales totaling R$ 812.3 million, while net sales totaled R$ 694.8 million. It is important to point out that Sendas Distribuidora started operating in February 2004 and, therefore, sales in the 1Q05 can only be compared to two months of operations in 2004.

In the 1Q05, same store sales registered a nominal growth of 11.1% representing a real growth of 3.4%. Impacting sales in the quarter were an unfavorable February calendar (one day less than the previous year) and a favorable March calendar (Easter positioning). Brazil’s improved consumption environment and increased sales in seasonal products account in the CBD’s solid performance. Furthermore, the Company also observed a gradual up trading trend in the consumption of high value-added items. The Extra and CompreBem formats presented double digit growth rates, surpassing the Company average.

Food products registered gains relative to past quarters resulting in a 9.1% growth over 1Q04 results. Sales of non-food products continue to present a strong performance, with a growth of 19.6%.

Gross Sales in Nominal Terms

Note: Same store sales figures include only stores whose operating period is longer than 12 months.

Operating Performance

The following comments on operating performance refer to CBD consolidated results, and, therefore, fully account for Sendas Distribuidora’s operating results (CBD joint venture with Sendas in the State of Rio de Janeiro).

Gross Income

In the 1Q05, CBD registered a gross income of R$ 943.2 million, representing a 16.8% growth over the same period in 2004. In spite of increased price competitiveness, CBD registered a gross margin of 28.9%, while 1Q04 gross margin equaled 28.7%. This scenario reflects gains of scale with suppliers and Sendas Distribuidora’s improved margin of 29.2% versus the 27.0% obtained in 1Q04.

EBITDA

The Company presented important improvements in the 1Q05 by increasing its productivity and reducing its operating expense structure. As a whole, expenses in the 1Q05 equaled 20.5% of net sales, while they equaled 21.1% in 1Q04. In the highlight were G&A expenses that fell from 4.1% in the 1Q04 to 3.6% in the current quarter.

As a result of increased gross margin and reduced operating expenses, EBITDA in the 1Q05 grew 26.0% versus a gross sales growth of 15.5% totaling R$ 272.3 million. The Company’s EBITDA margin reached 8.3%, representing an increase relative to the 7.7% margin registered in the same quarter in the previous year.

The main explanation for these results is the continuous strive to improve Sendas Distribuidora’s profitability. Sendas Distribuidora registered a 5.6% EBITDA margin in the period; result substantially superior to the 2.3% margin registered in the 1Q04. The 2005 result reflects an improvement in sales as well scale and productivity gains.

Financial Result

Financial expenses in the quarter totaled R$ 170.4 million, with a 7.2% growth relative to the same period in the previous year. These results were negatively impacted by an increase in reported funding costs in the period. On the other hand, the Company presented growth in financial income, which increased from R$ 75.3 million to R$ 102.1 million. The increase is attributed to higher revenues generated by financial instruments, and higher credit based sales of durable goods since the second half of 2004. Net financial expenses totaled R$ 68.3 million versus R$ 83.6 millions in the same time period of the previous year.

Income before Income Tax (EBT)

Resulting from a higher EBITDA and improved financial results, CBD recorded an EBT of R$ 58.0 million, 302.1% higher than the R$ 14.4 million recorded in 2004.

Minority Interest

Sendas Distribuidora’s recorded a net loss of R$ 22.2 million. Despite the previously mentioned improvements in EBITDA, Sendas Distribuidora was negatively impacted by elevated net financial expenses totaling R$ 37.6 million. Sendas Distribuidora’s net loss generated a minority interest of R$ 12.7 million for CBD.

Net Income of R$ 57.7 million and 107% Growth

1Q05 net income totaled R$ 57.7 million. The result was impacted by an income tax provision of R$ 13.0 million. Net income of 1Q05 represents a 106.9% increase over the result obtained in the 1Q04; period during which net income totaled R$ 27.9 million (impacted by an income tax credit of R$ 8.6 million).

Working Capital

Inventory turnover rate in the 1Q05 was 41.4 days, a little better than the 44.4 days registered in the 1Q04. The average term with suppliers was recorded at 56.3 days, same performance as that registered in the 1Q04.

Investments

In the 1Q05, investments equaled R$ 139.0 million versus R$ 127.0 million in the 1Q04. The main highlights were:

—	Opening of 2 new stores (1 Pao de Acucar in Ceara, and 1 Extra in Sao Paulo);

—	Construction of 2 Extra stores (one in São Paulo and 1 in Rio Grande do Norte). The opening date for both stores is scheduled in the second quarter of 2005;

—	Store remodelings;

—	Renovations at 20 of the Sendas Banner stores;

—	Conversion of 3 ABC Barateiro stores into Sendas stores;

—	Opening of gas stations and drugstores;

—	Investments in information technology and logisitics.

Subsequent Event

On May 1st 2005, CBD acquired the COOPERCITRUS chain of Cooperativa dos Cafeicultures e Citricultores de São Paulo.  The 7 stores and three gas stations are located in Midwestern part of the State of São Paulo.  Their sales area equals approximately 9,000 m2 and, in 2004, generated R$ 154 million in gross revenue.  The stores will soon be converted to fit the CompreBem’s Business Unit model.

Consolidated Income Statement - Corporate Law Method (thousand R$)

	1st Quarter
	2005	2004	%
Gross Sales Revenue	3,943,262	3,414,307	15.5%
Net Sales Revenue	3,266,086	2,809,413	16.3%
Cost of Goods Sold	(2,322,867)	(2,001,820)	16.0%
Gross Profit	943,219	807,593	16.8%
Operating (Expenses) Income Selling	(551,523)	(478,149)	15.3%
General and Administrative	(119,402)	(113,285)	5.4%
Total Operating Expenses	(670,925)	(591,434)	13.4%
Earnings before interest, taxes, depreciation, amortization-EBITDA	272,294	216,159	26.0%
Depreciation and Amoritzation	(121,738)	(103,515)	17.6%
Earnings before interest and taxes -EBIT	150,556	112,644	33.7%
Taxes and Charges	(17,065)	(14,011)	21.8%
Financial Income	102,074	75,252	35.6%
Financial Expenses	(170,368)	(158,854)	7.2%

Net Financial Income (Expense)	(68,294)	(83,602)	-18.3%
Equity Income/Loss	(375)	(740)
Operating Results	64,822	14,291	353.6%
Non-Operating Results	(6,826)	132
Income Before Income Tax	57,996	14,423	302.1%
Income Tax	(12,996)	4,848
Income Before Minority Interest	45,000	19,271	133.5%
Partipação Minoritária	12,738	8,634
Minority Interest	57,738	27,905	106.9%
Net Income per 1,000 shares	0.51	0.25	106.9%
N° of shares (in thousand)	113,522,239	113,522,239

% of Net Sales	1Q/05	1Q/04
Gross Profit	28.9%	28.7%
Total Operating Expenses	-20.5%	-21.1%
Selling	-16.9%	-17.0%
General and Administrative	-3.6%	-4.1%
EBITDA	8.3%	7.7%
Depreciation and Amortization	-3.7%	-3.7%
EBIT	4.6%	4.0%
Taxes and Charges	-0.5%	-0.5%
Net Financial Income (Expense)	-2.1%	-3.0%
Income Before Income Tax	1.8%	0.5%
Income Tax	-0.4%	0.2%
Net Income	1.8%	1.0%

Note: In accordance with CVM instruction 408/2004, the Company consolidates financial information for Pão de Açúcar Receivables Securitization Fund.

Consolidated Balance Sheet – Corporate Law Method (thousand R$)

ASSETS	1st Quarter/05	1st Quarter/04
Current Assets	3,909,920	4,266,462
Cash and Banks	89,311	233,809
Short-Term Investments	837,476	945,661
Credit	412,476	497,634
Installment Sales	124,146	104,617
Post-Dated Checks	31,251	28,572
Credit Cards	216,215	287,151
Tickets, vouchers and others	51,295	87,032
Allowance for Doubtful Accounts	(10,431)	(9,738)
Receivables Securitization Fund	688,374	701,830
Inventories	1,049,477	1,089,648
Advances to suppliers and employees	33,056	32,045
Taxes recoverable	506,363	521,078
Others	293,387	244,757
Long-Term Receivables	1,038,297	1,015,515
Long-Term Investments	126,340	121,269
Deferred Income Tax	398,667	387,462
Accounts Receivable	316,347	313,632
Others	196,943	193,152
Permanent Assets	5,771,414	5,758,240
Investments	259,901	263,621
Property, Plant and Equipment	4,474,655	4,425,445
Deferred Charges	1,036,858	1,069,174
TOTAL ASSETS	10,719,631	11,040,217

LIABILITIES	1st Quarter/05	1st Quarter/04
Current Liabilities	2,530,534	3,248,421
Suppliers	1,360,820	1,545,449
Financing*	660,627	1,234,898
Payable on Purchase of Assets	5,775	12,636
Debentures	44,580	69,416
Taxes and Social Contributions	79,460	54,617
Salaries and Payroll Charges	146,223	150,257
Dividends	89,059	89,059
Others	143,990	92,089
Long-Term Liabilities	3,741,537	3,389,235
Financing*	1,285,249	875,911
Payable on Purchase of Assets	3,146	3,105
Debentures	401,490	524,553
Taxes in Installments	327,677	331,841
Provision for Income Tax	10,854	10,658
Provision for Contingencies	955,002	911,666
Others	114,375	114,375
Recallable Fund Quotas**	643,744	617,126

Minority Interests	338,832	351,571

Shareholder's Equity	4,108,728	4,050,990
Capital	3,509,421	3,509,421
Capital Reserves	-	-
Profits Reserves	599,307	541,569
TOTAL LIABILITIES	10,719,631	11,040,217

* CBD is not exposed to exchange variation effects since it contracts swap transactions to CDI (Brazilian Overnight Rate) in foreign currency loans.
** Receivables Securitization Fund
Note: In accordance with CVM instruction 408/2004, the Company consolidates financial information for Pão de Açúcar Receivables Securitization Fund.

Gross Sales per Format (R$ thousand)

1st Quarter	2005	%	2004	%	Var.(%)
Pão de Açúcar	1,012,458	25.7%	971,822	28.5%	4.2%
Extra	1,902,936	48.3%	1,609,594	47.1%	18.2%
CompreBem	650,157	16.5%	565,062	16.6%	15.1%
Extra Eletro	68,325	1.7%	68,357	2.0%	0.0%
Sendas	309,386	7.8%	199,472	5.8%	55.1%
CBD	3,943,262	100.0%	3,414,307	100.0%	15.5%

Net Sales per Format (R$ thousand)

1st Quarter	2005	%	2004	%	Var.(%)
Pão de Açúcar	835,688	25.6%	798,099	28.4%	4.7%
Extra	1,567,277	48.0%	1,316,227	46.8%	19.1%
CompreBem	543,638	16.6%	470,875	16.8%	15.5%
Extra Eletro	51,314	1.6%	52,497	1.9%	-2.3%
Sendas	268,169	8.2%	171,717	6.1%	56.2%
CBD	3,266,806	100.0%	2,809,415	100.0%	16.3%

Sales Breakdown (% of Net Sales)

	2005	2004
	1stQ	1stQ	Year
Cash	51.8%	53.2%	52.0%
Credit Card	36.5%	35.9%	36.5%
Food Voucher	7.3%	6.3%	7.1%
Credit	4.4%	4.6%	4.4%
Post-dated Checks	3.0%	3.4%	3.2%
Installment Sales	1.4%	1.2%	1.2%

Stores by Format (% of Net Sales)

	Pão de Açúcar	Extra	Extra- Electro	CompreBem	Sendas	CBD	Sales Area (m2)	Number of Employees
12/31/2004	196	72	55	165	63	551	1,144,749	63,484
Opened	1	1				2
Closed			(5)	(2)		(7)
Converted				(3)	3	-
3/31/2005	197	73	50	160	66	546	1,175,111	63,344

Data per Format on March 31, 2005

	# Checkouts	# Employees	# Stores	Sales Area (m2)
Pão de Açúcar	2,497	15,287	197	261,403
Extra	3,477	22,866	73	561,413
CompreBem	1,804	8,654	160	194,058
Extra Eletro	165	574	50	33,713
Sendas	1,011	6,315	66	124,524
Total Stores	8,954	53,696	546	1,175,111
Administration	--	2,419	--	--
Loss Prevention	--	3,481	--	--
Distribution Centers	--	3,748	--	--
Total CBD	8,954	63,344	546	1,175,111

Productivity Indexes (in nominal R$)

Gross Sales per m2/month

	1stQ/05	1stQ/04	Var.(%)
Pão de Açúcar	1,297	1,188	9.2%
Extra	1,129	1,066	5.9%
CompreBem	1,100	900	22.2%
Extra Eletro	647	633	2.2%
CBD	1,149	1,049	9.5%

Gross sales per employee/month

	1stQ/05	1stQ/04	Var.(%)
Pão de Açúcar	22,044	21,010	4.9%
Extra	28,203	25,317	11.4%
CompreBem	25,221	20,818	21.1%
Extra Eletro	38,449	33,607	14.4%
CBD	25,764	23,127	11.4%

Average ticket - Gross sales

	1stQ/05	1stQ/04	Var.(%)
Pão de Açúcar	24.7	22.9%	7.9%
Extra	48.0	46.0	4.3%
CompreBem	18.9	17.1	10.5%
Extra Eletro	364.4	365.4	-0.3%
CBD	31.5	29.0	8.6%

Gross sales per checkout/month

	1stQ/05	1stQ/04	Var.(%)
Pão de Açúcar	135,710	122,984	10.3%
Extra	184,739	164,079	12.6%
CompreBem	118,555	98,405	20.5%
Extra Eletro	130,563	127,294	2.6%
CBD	152,788	134,005	14.0%

*     Information referring to sales area, employees and checkouts were calculated based on average amounts proportional to the period during which the stores were open.

The productivity indexes, above mentioned, don't reflect stores operations under Sendas and Bon Marché banners, which were incorporated on February 1, 2004.

1Q05 Results Conference Call

CBD held its 1st Quarter 2005 Earnings Release conference call on Friday March 6th, 2005.

Local Conference Call:

10:00 am (Brasilia time); 9:00 am (ET USA). To register please call the following number a few minutes before the start of the call (55 11) 2101-1490, Code: CBD. A conference call replay will be made available after the end of the call and can be accessed by dialing (55 11) 2101-1490, Code: CBD.

International Conference Call:

12:00 pm (Brasilia time); 11:00 (ET USA). To register please call the following number a few minutes before the start of the call (+1 973) 935-2401, Code: CBD or 5963682. The Web cast is available on the Company site www.cbd-ri.com.br/eng. A conference call replay will be made available after the end of the call and can be accessed by dialing (+1 973) 341-3090, Code: 5963682.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	MZ Consult

Fernando Tracanella	Tereza Kaneta
Investor Relations Director	Phone: 55 (11) 5509 3772
Daniela Sabbag	E-mail: tereza.kaneta@mz-ir.com
Manager
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: cbd.ri@paodeacucar.com.br

Website:   http://www.cbd-ri.com.br/

Statements included in this report regarding the Company’s business outlooks, the previews on operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, Brazilian general economic performance, industry and international markets, and are therefore subject to change.